UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ascent Solar Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

043635408
(CUSIP Number)

BD1 Investment Holding, LLC

1675 South State Street, Suite B

Dover, DE 19901

310-266-3528

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 pages)

SCHEDULE 13D

CUSIP No. 043635408	Page 2 of 7 pages

1	NAMES OF REPORTING PERSONS. BD 1 INVESTMENT HOLDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,000,000,000 Common Shares(1) (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 105,000,000,000 Common Shares(1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 105,000,000,000 Common Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.29%(2)
14	TYPE OF REPORTING PERSON* CO

(1) On September 25, 2020, BD 1 Investment Holding, LLC (“BD1”) purchased from seven original noteholders unsecured promissory notes issued by the Issuer from January 2017 through May 2020 (“Original Notes”). Certain of the Original Notes were convertible into the Issuer’s Common Shares subject to provisions limiting the holder’s ability to own more than 4.99% of the outstanding Common Shares. On December 18, 2020, BD1 and the Issuer entered into a securities exchange agreement (the “Exchange Agreement”) pursuant to which the Issuer issued to BD1 two unsecured convertible promissory notes with principal amounts of $10,340,000 and $160,000 (together, the “Exchange Notes”) solely in exchange for the Original Notes without the payment of any additional consideration. The Exchange Notes are convertible at any time until the Exchange Notes are fully paid into 105,000,000,000 Common Shares at a fixed conversion price equal to $0.0001 per share. The Common Shares have registration rights granted by the Issuer pursuant to the Exchange Agreement.

(2) Percentage calculated based on 18,102,583,471 Common Shares issued and outstanding as of December 28, 2020 as reported by the Issuer’s Form 8-K filed on December 28, 2020, and 105,000,000,000 Common Shares issuable upon conversion of the Exchange Notes.

SCHEDULE 13D

CUSIP No. 043635408	Page 3 of 7 pages

1	NAMES OF REPORTING PERSONS. JOHANNES KUHN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,000,000,000 Common Shares(1) (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 105,000,000,000 Common Shares(1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 105,000,000,000 Common Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.29%(2)
14	TYPE OF REPORTING PERSON* IN

(1) Mr. Johannes Kuhn is the 100% indirect beneficial owner of BD1. BD1 holds the Exchange Notes which are convertible into 105,000,000,000 Common Shares of the Issuer.

(2) Percentage calculated based on 18,102,583,471 Common Shares issued and outstanding as of December 28, 2020 as reported by the Issuer’s Form 8-K filed on December 28, 2020, and 105,000,000,000 Common Shares issuable upon conversion of the Exchange Notes.

SCHEDULE 13D

CUSIP No. 043635408	Page 4 of 7 pages

Item 1.	Security and Issuer.

This Schedule 13D is filed by the Reporting Persons (as defined below) and relates to shares of the common stock, par value $0.0001 per share (“Common Shares”), CUSIP 043635408, of Ascent Solar Technologies, Inc., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 12300 Grant Street, Thornton, Colorado 80241. The Issuer’s Common Shares are listed on the Over the Counter Market under the symbol “ASTI.”

Item 2.	Identity and Background.

(a)-(c) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D is filed by BD 1 Investment Holding, LLC, a Delaware limited liability company (“BD1”), and Mr. Johannes Kuhn, a citizen of Germany (together, the “Reporting Persons”). The Reporting Persons are mainly engaged in the investment business.

The business address of BD1 is 1675 South State Street, Suite B, Dover, Kent County, Delaware 19901. The business address of Mr. Kuhn is 70-72 Muehlenweg, L-2155 Luxembourg.

(d) and (e) During the last five years, neither of the Reporting Persons nor Todd Steadman, Manager of BD1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of each director and executive officer of BD1 is Todd Steadman, Manager of BD1, with a business address of 1675 South State Street, Suite B, Dover, DE 19901. Mr. Steadman is a citizen of the United States. Mr. Kuhn is a citizen of Germany.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 25, 2020, BD1 purchased from seven original noteholders unsecured promissory notes issued by the Issuer from January 2017 through May 2020 (“Original Notes”). Certain of the Original Notes were convertible into the Issuer’s Common Shares subject to provisions limiting the holder’s ability to own more than 4.99% of the outstanding Common Shares. On December 18, 2020, BD1 and the Issuer entered into a securities exchange agreement (the “Exchange Agreement”) pursuant to which the Issuer issued to BD1 two unsecured convertible promissory notes with principal amounts of $10,340,000 and $160,000 (together, the “Exchange Notes”) solely in exchange for the Original Notes without the payment of any additional consideration. The Exchange Notes will mature on December 18, 2025. BD1 has the option to convert all or a portion of the amounts outstanding under the Exchange Notes into Common Shares at a conversion price of $0.0001 per share. BD1 has not converted any portion of the Exchange Notes. The Reporting Persons do not own any other Common Shares.

SCHEDULE 13D

CUSIP No. 043635408	Page 5 of 7 pages

The source of funds used by BD1 to acquire the Original Notes was its working capital, provided indirectly by Mr. Johannes Kuhn through BD Vermögensverwaltung GmbH, a German private limited company. BD1 is 100% owned by BD Vermögensverwaltung GmbH; BD Vermögensverwaltung GmbH is 100% owned by Solar Invest International SE, a European company with its registered office in Luxembourg; Mr. Johannes Kuhn is the beneficial owner and trustee of Solar Invest International SE.

The information set forth in or incorporated by reference in Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons purchased the Original Notes based on the Reporting Persons’ belief that the Common Shares, when received upon conversion of the Exchange Notes, represented an attractive investment opportunity.

As of the dates of this Schedule 13D and except as set forth herein, the Reporting Persons have no plans, proposals or negotiations that relate to or would result in any of the matters set forth within (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Persons understand that the Issuer is considering a reverse stock split on its Common Shares. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the outstanding Common Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to the Common Shares owned by them including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), purchasing additional Common Shares, selling some or all of their Common Shares, or taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The following information with respect to the ownership of Common Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

SCHEDULE 13D

CUSIP No. 043635408	Page 6 of 7 pages

Reporting Person	Common Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage Owned (1)
BD 1 Investment Holding, LLC	105,000,000,000	0	0	105,000,000,000	85.29%

Johannes Kuhn	105,000,000,000	0	0	105,000,000,000	85.29%

____________________________

(1) Percentage calculated based on 18,102,583,471 Common Shares issued and outstanding as of December 28, 2020 as reported by the Issuer’s Form 8-K filed on December 28, 2020, and 105,000,000,000 Common Shares issuable upon conversion of the Exchange Notes.

(c) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Common Shares during the past 60 days.

(d) Except as disclosed in in this Schedule 13D, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares except for Crowdex Investment, LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

BD1 is 100% owned by BD Vermögensverwaltung GmbH; BD Vermögensverwaltung GmbH is 100% owned by Solar Invest International SE, a European company with its registered office in Luxembourg; Mr. Johannes Kuhn is the beneficial owner and trustee of Solar Invest International SE.

The Exchange Agreement and the Exchange Notes which are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons

Exhibit 99.2 Exchange Agreement between BD 1 Investment Holding, LLC and the Issuer dated December 18, 2020

Exhibit 99.3 Unsecured Convertible Promissory Note ($10,340,000) of the Issuer dated December 18, 2020

Exhibit 99.4 Unsecured Convertible Promissory Note ($160,000) of the Issuer dated December 18, 2020

Exhibit 99.4 Power of Attorney for Johannes Kuhn

SCHEDULE 13D

CUSIP No. 043635408	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 28, 2020	BD 1 INVESTMENT HOLDING, LLC

	By:	/s/ Todd Steadman
	Name: Title:	Todd Steadman Manager

Date: December 28, 2020	/s/ Todd Steadman, attorney-in-fact
Johannes Kuhn